UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 22, 2018	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Results of its 2018 Ordinary and Extraordinary General Meeting and the Appointment of Joan Schmidt as Executive Vice President, General Counsel

Shareholders approve all proposed resolutions

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today held its Ordinary and Extraordinary General Meeting, which was chaired by Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies. At the General Meeting, the Company’s shareholders approved all resolutions submitted by the Board of Directors. These resolutions are posted on the Investors & Media section of the Company’s website, https://www.dbv-technologies.com/investor-relations/.

The Company also announced that Joan Schmidt has been appointed as Executive Vice President, General Counsel. She will be responsible for all legal affairs and compliance at DBV, reporting to the Deputy Chief Executive Officer, David Schilansky. Joan will also serve as a member of the Executive Committee.

“We are thrilled to welcome Joan as we continue to expand the breadth of talent of our leadership team,” said David Schilansky, Deputy CEO of DBV Technologies. “Joan has shown a consistent track record of success, and her legal, business and industry background will be an asset as we advance potential new treatments for food allergies.”

Joan Schmidt joins DBV after three years at Biotronik, a global medical device company, where she was Executive Vice President, Legal & Human Resources, General Counsel and Secretary. Previously, she held various positions of increasing responsibility at Novo Nordisk, most recently as Corporate Vice President, Legal Affairs. Earlier in her career, she was an associate in the litigation group of a private law firm in New York, NY. Joan earned a J.D. from Pace University and a B.A. from the University of Connecticut.

Joan Schmidt said, “DBV’s mission to develop potentially transformative treatments for patients with food allergies and other immunological diseases, with its novel Viaskin technology platform, is something I am passionate about. I look forward to building out a team that can support the potential launch of DBV’s first potential product for the treatment of peanut allergy, if Viaskin Peanut is approved.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Raul Damas

Partner, Brunswick Group

+1-212-333-3810

DBV@brunswickgroup.com